CUSIP No. 682095104

13D

Page 1 of 7 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

OMEGA FLEX, INC.

(Name of Issuer)

Common

(Title of Class of Securities)

682095104

(CUSIP Number)

Steven Olearcek

260 North Elm Street

Westfield, MA 01085

(413) 568-9571

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 23, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ¨

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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13D

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1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stewart B. Reed
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,783,721
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,109,822
	10.	SHARED DISPOSITIVE POWER 2,673,899

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,738,721 *
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.8%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 682095104

13D

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*This includes 814,691 shares owned by certain Reed Family Trusts and  2,673,899 shares held by the Estate of John E. Reed.  Neither the filing of the Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that he is the beneficial owner of the common stock referenced in the preceding sentence for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed as of the date of this filing.

CUSIP No. 682095104

13D

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1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Estate of John E. Reed
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,673,899
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,673,899
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,673,899
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.5%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 682095104

13D

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Explanatory Note:

This Schedule 13D is being filed because Mr. Stewart Reed has been appointed as the executor of the estate of his later father, John E. Reed.  Both Mr. Stewart Reed and the Estate of John E. Reed own or control shares of common stock of Omega Flex, Inc..

Item 1.  Security and Issuer.

Common stock, Omega Flex, Inc., 451 Creamery Way, Exton, PA 19341

Item 2.  Identity and Background.

The reporting persons are Stewart B. Reed and the Estate of John E. Reed.

Mr. Stewart Reed is Chairman and CEO of Mestek, Inc., 260 North Elm Street, Westfield, MA 01085.  Mr. Reed is also a director of Omega Flex, Inc.

The late Mr. John Reed was formerly Chairman and CEO of Mestek Inc. and was also a director of Omega Flex, Inc.  The Estate of John E. Reed was organized upon his death on May 9, 2013.

Mr. Reed is a United States citizen.  During the last five years, Mr. Reed has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction relating to violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Estate of John E. Reed is created under the laws of the Commonwealth of Massachusetts upon the death of John Reed.  The Estate has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction relating to violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

The shares owned or controlled by Mr. Stewart Reed and Mr. John Reed were acquired as a result of the spin-off of Omega Flex, Inc., formerly a wholly-owned subsidiary of Mestek, Inc.  The spin-off was effective July 29, 2005.  In the spin-off, the shares of Omega Flex, Inc. were distributed to the shareholders of Mestek, Inc. on a 1-for-1 basis.

Mr. Reed was appointed as executor of the estate of his deceased father, John E. Reed, on July 23, 2013.

Item 4.  Purpose of Transaction.

The shares owned or controlled by Mr. Stewart Reed and Mr. John Reed were acquired as a result of the spin-off of Omega Flex, Inc., formerly a wholly-owned subsidiary of Mestek, Inc.  The spin-off was effective July 29, 2005.  In the spin-off, the shares of Omega Flex, Inc. were distributed to the shareholders of Mestek, Inc. on a 1-for-1 basis.

Mr. Reed has no plans for the acquisition or disposition of shares of Omega Flex, Inc.  The Estate of John E. Reed will distribute the assets of the Estate, including owns 2,673,899 shares of the common stock of Omega Flex, Inc., in accordance with the laws of the Commonwealth of Massachusetts and the terms of the will of John E. Reed, and some of those shares may pass to Stewart B. Reed.

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Item 5.  Interest in Securities of the Issuer.

The aggregate number of shares of common stock of Omega Flex, Inc. beneficially owned by Mr. Reed is 5,738,721, which includes the 2,673,899 shares owned by the Estate of John E. Reed, and which represents 56.8% of the total issued and outstanding shares of Omega Flex, Inc.

The aggregate number of shares of common stock of Omega Flex, Inc. beneficially owned by the Estate of John E. Reed is 2,673,899, which represents 26.5% of the total issued and outstanding shares of Omega Flex, Inc.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to Be Filed as Exhibits.

None.

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13D

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Stewart B. Reed Stewart B. Reed

April 3, 2014 Date

/s/ Stewart B. Reed Executor, Estate of John E. Reed

April 3, 2014 Date